By EDGAR Electronic Transmission

October 21, 2014

United States Securities and Exchange Commission
ATTN:  Morgan Youngwood, Staff Accountant
Division of Corporation Finance
Washington, DC  20549

Re:           Acxiom Corporation
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 28, 2014
File No. 000-13163

Dear Mr. Youngwood:

The following is our response to the letter from Craig Wilson dated October 7, 2014.  We have included your comment, followed by our response.

Form 10-K for the Fiscal Year Ended March 31, 2014

Consolidated Financial Statements

Revenue Recognition, page F-34

1.
We note your response to prior comment 5.  Please clarify whether you have standalone value for the setup fees related to the database management contracts.  Explain why you are recognizing the setup fees related to the IT management contracts over the service term of the agreement rather than the expected customer life.  In this respect, we note that you do not have standalone value for the setup fees related to the IT management contracts.  We refer you to the guidance in footnote 39 of SAB Topic 13(A)(3)(f).

Acxiom response:  We confirm that setup fees under database management contracts have standalone value as they can be sold separately.  For example, Acxiom can sell the design and build for a database for which the customer decides to purchase hosting services from another service provider.

For IT Management contracts, since the setup activities do not have standalone value, any setup fees received from the customer are recognized over the service term of the agreement.  IT Management contracts are long-term arrangements, with contract periods over a period of usually at least four years.  These arrangements occasionally include an up-front fee to help cover the incremental costs of migrating from the customer’s previous provider.  For each of our contracts, we have considered footnote 39 of SAB Topic 13(A)(3)(f) which states that the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).  Regardless of whether an up-front fee is included, pricing for such arrangements is intended to recover all costs over the initial term of the arrangement and such pricing does not assume that the contracts will be renewed past the initial contractual period.  All such costs are expensed over the term of the initial agreement, not the expected customer life.  There are no bargain renewal terms or other contractual terms providing the customer any benefit relating to any up-front migration or setup fees previously paid by the customer and therefore we believe it is appropriate to recognize the up-front fees over the service term of the agreement.  The amount of deferred migration/setup fees recognized in each of the most recent three fiscal years has not been material to our financial statements.

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If you have further comments or need additional information, you can reach me at 650-356-3655 or you may call Wayne Gregory, Senior Director of Finance, at 501-342-1204.

We confirm that Acxiom Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Acxiom Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Warren C. Jenson
Warren C. Jenson
Chief Financial Officer &
Executive Vice President